ROPES & GRAY LLP
PRUDENTIAL TOWER
800 BOYLSTON STREET
BOSTON, MA 02199-3600
WWW.ROPESGRAY.COM

November 9, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tracie Mariner
Kevin Vaughn

Re:	Zai Lab, Ltd.
Form 10-K for Fiscal Year Ended December 31, 2020
Filed March 1, 2021
File No. 001-38205

Ladies and Gentlemen:

On half of Zai Lab, Ltd. (the “Company”), we are hereby providing the following responses to the comment letter from the staff of the Division of Corporate Finance, Office of Life Science (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 29, 2021 related to the Company’s Annual Report on Form 10-K for the year ended December 31, 2020 (the “Form 10-K”). To assist your review, we have presented the text of the Staff’s comment in italics below. The responses and information described below are based upon information provided to us by the Company.

Form 10-K for Fiscal Year Ended December 31, 2020

Part I

Item 1. Business, page 1

1. At the onset of Part 1, provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your ADSs or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your Business section should address, but not necessarily be limited to, the risks highlighted in Part 1.

Securities and Exchange Commission	- 2 -	November 9, 2021

Response to Comment 1:

The Company acknowledges the Staff’s comment and has supplemented its disclosure on pages 1-2 of the Company’s Form 10-Q for the quarterly period ending September 30, 2021 (the “2021 Q3 Form 10-Q”) to add a risk factor to disclose the legal and operational risks associated with being based in or having the majority of the Company’s operations in China. The Company will also provide prominent disclosure of such risks at the onset of Part 1 and the Business section of the Company’s Form 10-K for the year ending December 31, 2021.

2. At the onset of Part 1, clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a subsidiary with a different domicile than the holding company. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.

Response to Comment 2:

The Company acknowledges the Staff’s comment and advises the Staff that, in future filings, beginning with the Company’s 2021 Q3 Form 10-Q, the Company will refrain from using terms such as “we” or “our” when describing activities or functions of a subsidiary with a different domicile than the holding company. The Company has also supplemented its disclosure on page 1 of the Company’s 2021 Q3 Form 10-Q to disclose the Company’s subsidiaries that are conducting the business operations.

3. On page 1 and as a separate risk factor under Item 1A, disclose each permission that you or your subsidiaries are required to obtain from Chinese authorities to operate and issue these securities to foreign investors, including approvals needed to transfer scientific data as discussed on page 89. State whether you or your subsidiaries are covered by permissions requirements from the CSRC, CAC or any other entity, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied, including those related to the transfer of scientific data.

Response to Comment 3:

The Company acknowledges the Staff’s comment and has supplemented its disclosure on pages 2, 26-27, 50 of the Company’s 2021 Q3 Form 10-Q to disclose each permission that the Company or the Company’s subsidiaries are required to obtain from Chinese authorities to operate and issue securities to foreign investors. The Company will also include such risk factor on page 1 of the Company’s Form 10-K for the year ending December 31, 2021.

Securities and Exchange Commission	- 3 -	November 9, 2021

4. In your Business section and as a separate risk factor, provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company, which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries, to the parent company and U.S. investors.

Response to Comment 4:

The Company acknowledges the Staff’s comment and has supplemented its disclosure on pages 2-3 of the Company’s 2021 Q3 Form 10-Q to include a separate risk factor with a clear description of how cash is transferred through the Company’s organization and the other additional information. The Company will also provide such disclosures in the Business section of the Company’s Form 10-K for the year ending December 31, 2021.

Summary of Significant Risk Factors, page iii

5. In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in your risk factor disclosure. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ADSs. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response to Comment 5:

The Company acknowledges the Staff’s comment and has supplemented its disclosure on page 52 of the Company’s 2021 Q3 Form 10-Q to incorporate additional disclosure of the risks that the Company’s corporate structure and being based in or having the majority of the Company’s operations in China poses to investors. The Company will also include such risk factor in the Company’s Form 10-K for the year ending December 31, 2021.

Securities and Exchange Commission	- 4 -	November 9, 2021

Item 1A. Risk Factors, page 61

6. Revise your risk factors to acknowledge that if the PRC government determines that your offshore corporate structure does not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or become worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that conduct all or substantially all of your operations.

Response to Comment 6:

The Company acknowledges the Staff’s comment and has supplemented its disclosure on page 50 of the Company’s 2021 Q3 Form 10-Q its risk factor disclosures to incorporate this additional information. The Company will also include such risk factor in the Company’s Form 10-K for the year ending December 31, 2021.

7. Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ADSs. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response to Comment 7:

The Company acknowledges the Staff’s comment and advises the Staff that it has included such disclosure in Item 1A. Risk Factors with the Company’s Form 10-Q for the quarterly period ending June 30, 2021. The Company also expanded its risk factor disclosures on pages 49 and 52 of the Company’s 2021 Q3 Form 10-Q to further highlight the risk that the Chinese government may intervene or influence the Company’s operations at any time, which could result in a material change in the Company’s operations and/or the value of the Company’s ADSs and acknowledge the risk that any such action could significantly limit or completely hinder the Company’s ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. The Company will also include such risk factor in the Company’s Form 10-K for the year ending December 31, 2021.

8. In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Securities and Exchange Commission	- 5 -	November 9, 2021

Response to Comment 8:

The Company acknowledges the Staff’s comment and advises the Staff that it has included such disclosure in Item 2. Management’s Discussion and Analysis of Financial Conditions and Results of Operations – Recent Developments – Recent Regulatory Developments and Item 1A. Risk Factors with the Company’s Form 10-Q for the quarterly period ending June 30, 2021. The Company also expanded its existing disclosures on page 28 of the Company’s 2021 Q3 Form 10-Q to further explain how Cyberspace Administration of China’s oversight impacts our business and our compliance with the regulations or policies that have been issued by the Cyberspace Administration of China to date. The Company will also include such risk factor in the Company’s Form 10-K for the year ending December 31, 2021.

*    *     *

Securities and Exchange Commission	- 6 -	November 9, 2021

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions about this letter or require any further information, please call my office at (617) 235-4961.

Very truly yours,

/s/ Thomas J. Danielski

Thomas J. Danielski

cc:	F. Ty Edmondson

Billy Cho